EXHIBIT 5
ACCREDITED INVESTOR DEFINITION

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Definition of Accredited Investor §230.501

Definitions and terms used in Regulation D.

As used in Regulation D (§230.500 *et seq.* of this chapter), the following terms shall have the meaning indicated:

(a) *Accredited investor. Accredited investor* shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

   (A) The person's primary residence shall not be included as an asset;

   (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

(b) *Affiliate.* An *affiliate* of, or person *affiliated* with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) *Aggregate offering price. Aggregate offering price* shall mean the sum of all cash, services, property, notes, cancellation of debt, or other consideration to be received by an issuer for issuance of its securities. Where securities are being offered for both cash and non-cash consideration, the aggregate offering price shall be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price attributable to cash received in a foreign currency shall be translated into United States currency at the currency exchange rate in effect at a reasonable time prior to or on the date of the sale of the securities. If securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Such valuations of non-cash consideration must be reasonable at the time made.

(d) *Business combination. Business combination* shall mean any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145) and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

(e) *Calculation of number of purchasers.* For purposes of calculating the number of purchasers under § §230.506(b) and 230.506(b) only, the following shall apply:

(1) The following purchasers shall be excluded:

(i) Any relative, spouse or relative of the spouse of a purchaser who has the same primary residence as the purchaser;

(ii) Any trust or estate in which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interests);

(iii) Any corporation or other organization of which a purchaser and any of the persons related to him as specified in paragraph (e)(1)(i) or (e)(1)(ii) of this section collectively are beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests; and

(iv) Any accredited investor.

(2) A corporation, partnership or other entity shall be counted as one purchaser. If, however, that entity is organized for the specific purpose of acquiring the securities offered and is not an accredited investor under paragraph (a)(8) of this section, then each beneficial owner of equity securities or equity interests in the entity shall count as a separate purchaser for all provisions of Regulation D (§§230.501-230.508), except to the extent provided in paragraph (e)(1) of this section.

(3) A non-contributory employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 shall be counted as one purchaser where the trustee makes all investment decisions for the plan.

NOTE: The issuer must satisfy all the other provisions of Regulation D for all purchasers whether or not they are included in calculating the number of purchasers. Clients of an investment adviser or customers of a broker or dealer shall be considered the "purchasers" under Regulation D regardless of the amount of discretion given to the investment adviser or broker or dealer to act on behalf of the client or customer.

(f) *Executive officer. Executive officer* shall mean the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy making functions for the issuer.

(g) *Final order. Final order* shall mean a written directive or declaratory statement issued by a federal or state agency described in §230.506(d)(1)(iii) under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(h) *Issuer.* The definition of the term *issuer* in section 2(a)(4) of the Act shall apply, except that in the case of a proceeding under the Federal Bankruptcy Code (11 U.S.C. 101 *et seq.*), the trustee or debtor in possession shall be considered the issuer in an offering under a plan or reorganization, if the securities are to be issued under the plan.

(i) *Purchaser representative. Purchaser representative* shall mean any person who satisfies all of the following conditions or who the issuer reasonably believes satisfies all of the following conditions:

(1) Is not an affiliate, director, officer or other employee of the issuer, or beneficial owner of 10 percent or more of any class of the equity securities or 10 percent or more of the equity interest in the issuer, except where the purchaser is:

(i) A relative of the purchaser representative by blood, marriage, or adoption and not more remote than a first cousin;

(ii) A trust or estate in which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(iii) of this section collectively have more than 50 percent of the beneficial interest (excluding contingent interest) or of which the purchaser representative serves as trustee, executor, or in any similar capacity; or

(iii)   A corporation or other organization of which the purchaser representative and any persons related to him as specified in paragraph (h)(1)(i) or (h)(1)(ii) of this section collectively are the beneficial owners of more than 50 percent of the equity securities (excluding directors' qualifying shares) or equity interests;

(2) Has such knowledge and experience in financial and business matters that he is capable of evaluating, alone, or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits, and risks of the prospective investment;

(3) Is acknowledged by the purchaser in writing, during the course of the transaction, to be his purchaser representative in connection with evaluating the merits and risks of the prospective investment; and

(4) Discloses to the purchaser in writing a reasonable time prior to the sale of securities to that purchaser any material relationship between himself or his affiliates and the issuer or its affiliates that then exists, that is mutually understood to be contemplated, or that has existed at any time during the previous two years, and any compensation received or to be received as a result of such relationship.

NOTE 1 TO §230.501: A person acting as a purchaser representative should consider the applicability of the registration and antifraud provisions relating to brokers and dealers under the Securities Exchange Act of 1934 (*Exchange Act*) (15 U.S.C. 78a *et seq.,* as amended) and relating to investment advisers under the Investment Advisers Act of 1940.

NOTE 2 TO §230.501: The acknowledgment required by paragraph (h)(3) and the disclosure required by paragraph (h)(4) of this section must be made with specific reference to each prospective investment. Advance blanket acknowledgment, such as for *all securities transactions* or *all private placements,* is not sufficient.

NOTE 3 TO §230.501: Disclosure of any material relationships between the purchaser representative or his affiliates and the issuer or its affiliates does not relieve the purchaser representative of his obligation to act in the interest of the purchaser.

[47 FR 11262, Mar. 16, 1982, as amended at 53 FR 7868, Mar. 10, 1988; 54 FR 11372, Mar. 20, 1989; 76 FR 81806, Dec. 29, 2011; 77 FR 18685, Mar. 28, 2012; 78 FR 44770, 44804, July 24, 2013; 81 FR 83553,
Nov. 21, 2016]